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                                                               Exhibit (a)(1)(H)

[Cobra Logo]
FOR IMMEDIATE RELEASE


                        Investor Contact:       Gerald M. Laures
                                                Vice President - Finance
                                                Cobra Electronics Corporation
                                                773-804-6216
                                                glaures@cobraelectronics.com

                        Media Contact:          Larry Larsen
                                                Fleishman-Hillard
                                                312-751-3617
                                                larsenl@fleishman.com



               COBRA ELECTRONICS COMMENCES ITS TENDER OFFER FOR
                             LOWRANCE ELECTRONICS

      CHICAGO, Illinois, January 16, 2001 - Cobra Electronics Corporation (Nasdaq: COBR) today commenced its previously announced tender offer for all of the common stock of Lowrance Electronics, Inc. (Nasdaq: LEIX) at a purchase price of $8.25 per share in cash. Cobra is making the tender offer pursuant to an agreement and plan of merger dated January 4, 2001. The tender offer will expire at midnight, New York City time, on Monday, February 12, 2001, unless extended.

      The acquisition brings together premier companies from the two-way mobile communications, SONAR, marine and recreational GPS businesses, combining their complementary products and customers and extending Cobra's global reach.

      American Stock Transfer and Trust Company is the depositary for the tender offer. Morrow & Co., Inc. is the information agent.

      For additional information, please contact Morrow & Co., Inc. at
(800) 607-0088.

About Cobra Electronics

      Forbes named Cobra Electronics Corporation (Nasdaq: COBR) to its list of "200 Best Small Companies in America" in 2000. Cobra is a leading global manufacturer of two-way mobil


                                    -more-
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communications products, holding the number one or strong number two position in every major market in which it does business. The Family Radio Service (FRS) business is one of the fastest growing segments of two-way mobile communications, and Cobra is a leading FRS player in the U.S., Canada and Europe. Cobra has a 40-year track record of innovation and award-winning products, and leads the industry in developing technology applications that anticipate market demand. To learn more about Cobra Electronics and its products, please visit the Cobra site at http://www.cobraelectronics.com.

      This news release does not constitute an offer to purchase or a solicitation of an offer to sell any securities. The complete terms and conditions of the tender offer are set forth in an offer to purchase and a related letter of transmittal, which are included in a Tender Offer Statement that is being filed today with the Securities and Exchange Commission. The offer to purchase and related letter of transmittal will be mailed to Lowrance's stockholders. The Tender Offer Statement (including the offer to purchase, letter of transmittal and related documents) will also be available for free on the Commission's Web site at http://www.sec.gov.

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